UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated March 30, 2009, announcing filing of its annual report on Form 20-F.

DRYSHIPS ANNOUNCES FILING OF ITS ANNUAL REPORT ON FORM 20-F

Athens, Greece - March 30, 2009. DryShips Inc. (NASDAQ:DRYS) (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today it has filed its Annual Report on Form 20-F for the year ended 2008.  The audit opinions of Deloitte, Hadjipavlou, Sofianos and Cambanis S.A. regarding the 2008 financial statements of the Company and the audit opinion of Ernst and Young (Norway) regarding the 2008 financial statements of the Company’s wholly-owned subsidiary, Ocean Rig ASA, each of which were included in the Company’s Annual Report on Form 20-F filed today, are unqualified. However, the opinions include an explanatory “going concern” paragraph which, in the case of the Company, states:

“The accompanying consolidated financial statements for the year ended December 31, 2008, have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company’s inability to comply with financial covenants under its current loan agreements as of December 31, 2008, difficulties in meeting its financing needs, its negative working capital position, and other matters discussed in Note 3 raise substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 3.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

This press release is issued pursuant to NASDAQ Marketplace Rules. Investors are urged to read the full text of the Company’s Report on Form 20-F, including Note 3 to the consolidated financial statements referred to above.

George Economou, Chairman and Chief Executive of DryShips commented: “As discussed during our latest conference call, the going concern explanatory paragraph is the result of the previously announced reclassification of $1.8 billion of long-term debt as current. With the proactive approach already taken to reduce $2 billion in capital expenditures, the confidence of our three main lenders with whom we are in close ongoing discussions, secured revenues of over $2.4 billion in the next three years from drybulk time charters and offshore drilling contracts and the recent equity infusion of $380 million through the ATM Equity Offeringsm share issuance program, we have repositioned DryShips for the long-term and remain ahead of the curve.”

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 42 drybulk carriers comprising  7 Capesize,  28 Panamax,  2 Supramax,  5 newbuilding drybulk vessels, with a combined deadweight tonnage of about 4.0 million and two drilling rigs, two drillship new building.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: March 30, 2009	By: /s/George Economou
George Economou
Chief Executive Officer and Interim
Chief Financial Officer